February 18, 2025

Rohan Malhotra
Chief Executive Officer
Roadzen Inc.
111 Anza Boulevard, Suite 109
Burlingame, California 94010

       Re: Roadzen Inc.
           Registration Statement on Form S-3
           Filed February 5, 2025
           File No. 333-284695
Dear Rohan Malhotra:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note that your Form 8-k filed on April 4, 2024, reporting an event that occurred on
       March 28, 2024. The 8-K, filed under Item 3.02, was filed more than four business days after the event. Please provide us with your analysis as to how you met the timely filing requirements contained in General Instruction I.A.3(b) of Form S-3.
       Alternatively, please amend this registration statement to an appropriate form that you are eligible to use.
2. Please revise your Registration Statement to incorporate the 10-Q and 8-K filed on
       February 12, 2025. Also, to the extent that, after amending, you intend to incorporate filings made between filing date and effectiveness, please revise to clearly state that you intend to incorporate these filings by reference. Refer to Securities Act Forms
       CD&I 123.05.
 February 18, 2025
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Jason Simon, Esq.